Exhibit 99.1

Proposal by Air Canada, TD, CIBC and Visa to Acquire

Aimia’s Aeroplan Loyalty Business

Benefits both Aeroplan members and Aimia shareholders

•	Allows for smooth transition of Aeroplan members' points to Air Canada's new loyalty program launching in 2020
•	Provides value to all Aimia stakeholders and a viable solution to Aimia's current business and financial challenges
•	Represents a total purchase price of $2.25 billion, including $250 million in cash and the assumption of approximately $2 billion of Aeroplan points liability
•	Proposal implies approximate value of $3.64 per Aimia Inc. common share, a 52.3% 30-day VWAP premium and a 45.6% premium to spot closing price as of July 24, 2018, when added to value of Aimia’s other assets*

(July 25, 2018): Air Canada, The Toronto-Dominion Bank (“TD”), Canadian Imperial Bank of Commerce (“CIBC”), and Visa Canada Corporation (“Visa”), on behalf of a corporation to be formed, have made a proposal to Aimia Inc. (“Aimia”) to acquire its Aeroplan loyalty business (including approximately $2 billion of Aeroplan points liability at March 31, 2018) for $250 million in cash (the “Proposed Transaction”), representing a total purchase price of approximately $2.25 billion.

The Proposed Transaction, if accepted by Aimia, will ensure value and continuity for their members as well as customers of Air Canada, TD, CIBC and Visa. The proposal implies an estimated market equivalent value of $3.64 per Aimia share, a 52.3% premium to the 30-day VWAP and a 45.6% premium to spot closing price as of July 24, 2018. The market equivalent value is comprised of the Aeroplan loyalty business proposal value of $1.64 per Aimia common share plus non Aeroplan loyalty program net assets valued at $2.00 per common share based on fair market value estimates contained in Mittleman Investment Management’s Q1 2018 investor letter.1

The parties have requested a prompt response from Aimia regarding the proposal, which has an expiry date of August 2, 2018. The Proposed Transaction is subject to the satisfactory conclusion of transaction documents and certain other customary conditions, including due diligence, receipt of customary regulatory approvals and the negotiation and satisfactory completion of credit card agreements between Air Canada and each of TD and CIBC.

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 * Value of other Aimia assets is as per Mittleman Investment Management’s commentary dated April 13, 2018. No responsibility is assumed regarding the accuracy or completeness of the estimates or disclosures contained in the Mittleman commentary.

If completed, the Proposed Transaction would result in a positive outcome for Aimia shareholders and Aeroplan members, allowing for a smooth transition of Aeroplan members’ points to Air Canada’s new loyalty program launching in 2020, safeguarding their points and providing convenience and value for millions of Canadians.

Given Aimia’s current situation and future prospects, the Proposed Transaction delivers value to Aimia’s stakeholders. Air Canada, TD, CIBC and Visa are committed to engaging with Aimia’s board to complete a transaction and trust that Aimia’s Special Committee and Board of Directors, in discharging their fiduciary duties, will respond promptly by August 2, 2018. A timely completion of the transaction is essential for the continued participation of the parties.

About Air Canada

Air Canada is Canada's largest domestic and international airline serving more than 220 airports on six continents.  Canada's flag carrier is among the 20 largest airlines in the world and in 2017 served more than 48 million customers.  Air Canada provides scheduled passenger service directly to 64 airports in Canada, 59 in the United States and 98 in Europe, the Middle East, Africa, Asia, Australia, the Caribbean, Mexico, Central America and South America. Air Canada is a founding member of Star Alliance, the world's most comprehensive air transportation network serving 1,317 airports in 193 countries.  Air Canada is the only international network carrier in North America to receive a Four-Star ranking according to independent U.K. research firm Skytrax, which also named Air Canada the 2017 Best Airline in North America.  Air Canada was also named the 2018 Eco-Airline of the Year by the respected airline industry publication Air Transport World in its 44th Annual Airline Industry Achievement Awards for its commitment to emissions reductions through supporting the development of alternative fuels, its numerous green programs and partnerships, and being the first airline worldwide to voluntarily join the World Bank's IMF Carbon Pricing Leadership Coalition. For more information, please visit: www.aircanada.com/media, follow @AirCanada on Twitter and join Air Canada on Facebook.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had CDN$1.3 trillion in assets on April 30, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

About Visa Inc.

Visa Inc. (NYSE: V) is the world’s leader in digital payments. Our mission is to connect the world through the most innovative, reliable and secure payment network - enabling individuals, businesses and economies to thrive. Our advanced global processing network, VisaNet, provides secure and reliable payments around the world, and is capable of handling more than 65,000 transaction messages a second. The company’s relentless focus on innovation is a catalyst for the rapid growth of connected commerce on any device, and a driving force behind the dream of a cashless future for everyone, everywhere.  As the world moves from analog to digital, Visa is applying our brand, products, people, network and scale to reshape the future of commerce. For more information, visit visa.ca, visacorporate.tumblr.com and @VisaNewsCA.

Air Canada Contacts:
Isabelle Arthur (Montréal)	Isabelle.arthur@aircanada.ca	514 422-5788
Peter Fitzpatrick (Toronto)	peter.fitzpatrick@aircanada.ca	416 263-5576
Angela Mah (Vancouver)	angela.mah@aircanada.ca	604 270-5741
Internet:	aircanada.com

TD Bank Group Contacts:
Julie Bellissimo	julie.bellissimo@td.com	416 965-6050
Gillian Manning
(Investor inquiries)	gillian.manning@td.com	416-308-6014

CIBC Contacts:
Tom Wallis (Toronto)	tom.wallis@cibc.com	416-980-4048

Visa Inc. Contacts:
Elisabeth Napolano	enapolan@visa.com	416 860-3097